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                                                               EXHIBIT (a)(1)(I)

                                  ALPNET LOGO

                                                               December 13, 2001

Dear fellow shareholder:

     I am pleased to inform you that on December 12, 2001, ALPNET, Inc. ("ALPNET") entered into a Merger Agreement with SDL plc ("SDL") and Arctic Inc., a wholly owned subsidiary of SDL ("Arctic"). Pursuant to the Merger Agreement, Arctic is today commencing a tender offer (the "Offer") to purchase all outstanding common shares, no par value, of ALPNET (the "Shares") at a price of $0.21 per Share (the "Offer Price"). The Offer Price being offered by Arctic represents approximately 62% premium to our closing stock price on December 12, 2001.

     The Merger Agreement provides that if the Offer is completed, Arctic will merge with and into ALPNET (the "Merger"). In the Merger, each Share not acquired by Arctic or SDL in the Offer or otherwise will be converted into the right to receive $0.21 per Share.

     Your Board of Directors has approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the company. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the opinion of D.A. Davidson & Co. to the Board of Directors (the "Opinion") that, as of December 11, 2001 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinion, the Offer Price in cash per Share to be received by the shareholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the Opinion is attached to the enclosed Schedule 14D-9 and we urge you to read it carefully and in its entirety.

     Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, which we urge you to read carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is the Arctic Offer to Purchase, dated December 13, 2001, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. On behalf of ALPNET, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your support as a shareholder of ALPNET.

                                          Sincerely,

                                          /s/ Michael Eichner
                                          --------------------------------------
                                          Michael Eichner
                                          Chairman